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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12B-25


                                                  Commission File Number 0-20732

                          NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:   December 31, 1996
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  N/A
                                ------------------------------------------------

Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                        ------------------------

                        PART I.  REGISTRANT INFORMATION

Full name of registrant     Computer Integration Corp.
                        --------------------------------------------------------

Former name if applicable   NEG, Inc.
                         -------------------------------------------------------

Address of principal executive office (Street and number): 165 University Avenue
                                                          ----------------------
City, State and Zip Code   Westwood, MA 02090
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                       PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following


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     the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company's Chief Financial Officer, John Chiste, resigned from the Company effective December 31, 1996. On February 4, 1997, the Company appointed Edward Meltzer to replace Mr. Chiste. In light of the requirement that Mr. Meltzer prepare or supervise the preparation of the Company's financial disclosure documents, due to the recency of Mr. Meltzer's appointment by the Company as its Chief Financial Officer, the Company is unable to file its Quarterly Report on Form 10-Q within the time required for filing without incurring unreasonable effort and expense.

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      Edward Meltzer             617                  407-3282

         (Name)             (Area Code)          (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No


     If so:   attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     The company has prepared a preliminary statement of operations for the three and six months ended December 31, 1996 but is still in process of reviewing these statements for completeness and accuracy. Therefor any financial results discussed or disclosed in this filing should be considered an estimate.

     For the three months ended December 31, 1996 revenues are estimated to decline 11.6% to $98.9 million when compared with the three months ended December 31, 1995. This decline was primarily caused by distraction and lack of focus in the sales organization associated with changes in the Company's executive management and the announced, then canceled, consolidation and relocation to Atlanta and reduced emphasis on lower margin sales opportunities.

     Gross profit for the three months ended December 31, 1996 is estimated to be $9.9 million, about $1 million lower than the gross profit reported in the three months ended December 31, 1995 primarily due to lower sales. As a percent of sales gross profit increased to 10% compared with 9.7% in the previous period primarily due to decreased emphasis on low margin sales opportunities.

     Selling, general and administrative expenses for the three months ended December 31, 1996 are estimated to be $8.7 million, about $300,000 higher than the three months ended December 31, 1995. This change includes the benefit of reversing $1.8 million of the $2.3 million restructuring reserve recorded in the quarter ended June 30, 1995 associated with the Company's then planned relocation to Atlanta. This benefit was more than offset by increases in other expenses including salaries and benefits and a reserve of approximately $800,000 for estimated costs associated with exiting from the liability under the lease signed for the facility in Atlanta.

     Interest expense for the three months ended December 31, 1996 is estimated to be $1.4 million, about $200,000 higher than interest expense for the three months ended December 31, 1995 due to higher borrowing levels.

     As a result of the factors discussed above, the Company expects to report a loss of about $300,000 for the three months ended December 31, 1996 compared with a profit of $672,000 for the three months ended December 31, 1995.

     For the six months ended December 31, 1996 the company expects to report revenues declining about 11% to $207 million, selling general and administrative expenses increasing by about $2 million to $18.2 million, and interest expense increasing by about $300,000 to $2.6 million, when compared with the six months ended December 31, 1995. The Company expects to report a profit for the six months ended December 31, 1996 of about $300,000 compared to a profit of about $2 million for the six months ended December 31, 1995. The factors causing these results and the changes compared with last years six month period are the same as the reasons given above for the results for the three months ended December 31, 1996. Gross profit is estimated to decline by about $400,000 to $21.6 million with the sales reduction more than offsetting an estimated increase to 10.4% of sales in the six months ended December 31, 1996 from 9.5% of sales in the six months ended December 31, 1995.



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                           Computer Integration Corp.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: February 14, 1997            By: /s/ Edward Meltzer
                                       -----------------------------------------
                                       Edward Meltzer, Chief Financial Officer